Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Airgas, Inc.:
We consent to the use of our report dated November 15, 2006, with respect to the balance sheet of Bulk Gas Operations (carved-out operation of Linde Gas, LLC and subsidiaries) as of December 31, 2005, and the related statements of operations, capital employed, and cash flows for the year then ended and to the use of our report dated June 29, 2007, with respect to the balance sheet of Packaged Gas Operations (carved-out operation of Linde Gas USA LLC, as successor to Linde Gas, LLC and subsidiaries) as of December 31, 2006, and the related statements of operations, capital employed, and cash flows for the year then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP Cleveland, Ohio September 21, 2007